Exhibit 99.1
Press Release

Infosys to Acquire Skava, a Leading Provider of Digital Experience Solutions for the Retail Industry

Bangalore – April 24, 2015: Infosys (NYSE: INFY), a global leader in consulting, technology and next generation services, today announced a definitive agreement to acquire Kallidus Inc. (d.b.a Skava) and its affiliate, a leading provider of digital experience solutions, including mobile commerce and in-store shopping experiences to large retail clients. This acquisition was an all-cash deal, with an aggregate purchase consideration of $120 million including retention bonus and a deferred component.

Recognizing the power of unique mobile experiences for retail shoppers, Skava delivers a cloud hosted platform for mobile websites, apps, and other digital shopping experiences across mobile, tablet, desktop, in-store, and all emerging channels to large retail clients worldwide. The platform enables retailers to provide a mobile specific experience to their customers through an agile and flexible environment, enabling personalization and delivering customer analytics across multiple channels. The acquisition of Skava is part of Infosys’ strategy to help clients bring new digital experiences to their customers through IP-led technology offerings, new automation tools and unparalleled skill and expertise in these new emerging areas.

Commenting on the acquisition, Dr. Vishal Sikka, Chief Executive Officer, Infosys said, “We see the power of digital experiences in reaching consumers, and in particular retail shoppers in entirely new ways where the physical retail is being augmented and amplified by the digital. Our retail clients want to be part of this digital transformation that is happening all around us, and with this acquisition, we are uniquely positioned to help our clients manage the mobile experiences of their customers, increase revenues through higher conversion rates, and ultimately deliver a delightful and engaging shopping experience.”

Mr. Arish Ali, Chief Executive Officer, Skava said, “We are extremely excited about our new partnership with Infosys. Together, we have the ability to deliver state of the art mCommerce and in-store digital experience solutions with unparalleled access to the largest and most innovative retail clients around the globe.”

The transaction is expected to close before the end of first quarter of FY 2016, subject to customary closing conditions.

Deutsche Bank acted as the sole financial advisor to Infosys on this transaction.

About Infosys

Infosys is a global leader in consulting, technology, outsourcing and next-generation services. We enable clients, in more than 50 countries, to stay a step ahead of emerging business trends and outperform the competition. We help them transform and thrive in a changing world by co-creating breakthrough solutions that combine strategic insights and execution excellence.

Visit www.infosys.com to see how Infosys (NYSE: INFY), with US$ 8.7 billion in annual revenues and 176,000+ employees, is helping enterprises renew themselves while also creating new avenues to generate value.

Safe Harbor

Certain statements in this press release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2014 and our Forms 6- K for the quarters ended June 30, 2014, September 30, 2014 and December 31, 2014. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. Any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of this date. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

For further information please contact:

Sarah Vanita Gideon
Infosys Ltd, India
Phone: +91 80 4156 3373
Sarah_Gideon@infosys.com